Exhibit 99.1

GOLD STANDARD’S JASPEROID WASH EMERGING AS 4TH LARGE,
SHALLOW OXIDE GOLD DEPOSIT AT RAILROAD-PINION PROJECT

Standout intercepts include 27.7m of 0.86 g Au/t and 25.9m of 0.69 g Au/t

February 21, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported Phase 2 results from 19 reverse-circulation (“RC”) holes and 2 core holes at the Jasperoid Wash Deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (refer to Jasperoid Wash plan and section maps at the following link https://goldstandardv.com/lp/jw-feb19-2019-drillmaps/).

Jasperoid Wash is located approximately 6 km south of the Pinion Deposit, 7.5 km southwest of the Dark Star Deposit and 4 km southwest of the Dixie Deposit. The Phase 2 Jasperoid Wash drilling program was designed to expand areas of known shallow oxide mineralization; test new targets north and south of the existing drill pattern; and provide additional material for metallurgical testing.

Two holes at Jasperoid Wash intersected thick, near-surface oxide gold mineralization hosted in pervasively altered and oxidized Pennsylvanian-Permian (“Penn-Perm”) debris flow conglomerate and calcarenite - -the same host section as the Dark Star and Dixie deposits. RC hole JW18-37 intersected 25.9m of 0.69 g Au/t, including 6.1m of 1.10 g Au/t; and JW18-30 intersected 27.7m of 0.86 g Au/t, including 12.2m of 1.17 g Au/t. These results continue to support the lateral and strike-continuity of oxide mineralization at Jasperoid Wash and establish the north-striking dike-filled fault corridor as a control on mineralization.

Jonathan Awde, CEO and Director of Gold Standard commented: “Jasperoid Wash is emerging as a big system, thus far extending approximately 1,575m along a north-northeast strike by 650m wide east-west within a dike-filled fault corridor. Mineralization remains open in all directions for potential further expansion. Initial grades may appear low but drilling to date is enabling us to unravel the features controlling higher grades, just as we have been doing successfully at our Pinion, Dark Star and Dixie discoveries. Once again, we are confirming that Railroad-Pinion is not a patchwork of smaller deposits but rather a strong, district-scale system with remarkable continuity.”

Key Highlights from Jasperoid Wash:

  Core hole JW18-30 intersected 27.7m of 0.86 g Au/t, including 4.9m of 1.12 g Au/t and 12.2m of 1.17 g Au/t. The hole confirmed the down-dip continuity of mineralization intersected in JW18- 01 (see July 26, 2018 news release). Material from this hole will be used for column leach testing.

  Stepout hole JW18-37 intersected 25.9m of 0.69 g Au/t, including 6.1m of 1.10 g Au/t, of near- surface oxide mineralization. This intercept is approximately 80m north of drill holes JW18-26 (22.9m of 0.76 g Au/t, including 10.7m of 1.15 g Au/t) and JW18-28 (38.1m of 0.63 g Au/t, including 15.2m of 1.23 g Au/t) (see July 26, 2018 news release). These oxide intercepts begin at or near the current topographic surface.

  JW18-29, a core twin of RC hole JW18-16 (27.4m of 0.25 g Au/t - announced on July 26, 2018), intersected 53.2m of 0.31 g Au/t in the central portion of the deposit. Oxide mineralization begins at the current topographic surface and the intercept is thicker and higher-grade than the JW18-16 intercept. Mineralized material from this hole will be used for column leach testing.

  On the northernmost end of the deposit, stepout drill holes JW18-47 and -48 intersected oxide mineralization beginning at the current topographic surface. These intercepts extend the strike length of the deposit approximately 550m to the north of drill holes JW18-26 (22.9m of 0.76 g Au/t) and JW18-28 (38.1m of 0.63 g Au/t) where mineralization also begins at or near the current topographic surface (see July 26, 2018 news release). Mineralization remains open for additional expansion.

  On the southern end of the deposit, drill holes JW18-38, -40, -41, -43 and -44 intersected shallow oxide gold mineralization that extends the deposit to the south and southeast. Oxide mineralization begins at or near the current topographic surface, and remains open to the east and south.

  Drilling has outlined a zone of near-surface, oxide gold mineralization measuring approximately 1,575m long (striking north-northeast) by 650m wide (east-west). The 49 holes completed in 2018 continue to establish lateral and strike continuity of the near-surface oxide mineralization which remains open in multiple directions.

  AuCN test results indicate the significant drill intercepts are comprised of zones of both oxide and reduced mineralization. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >60% are indicative of oxide material. Further metallurgical work is required.

Jasperoid Wash drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
JW18-29	Core	90	-50	210.9	0.6-53.8	53.2	0.31
					74.7-81.4	6.7	0.32
					111.9-124.1	12.2	0.22
JW18-30	Core	90	-50	399.9	56.7-84.4	27.7	0.86
Including					57.3-62.2	4.9	1.12
Including					72.3-84.5	12.2	1.17
					101.2-105.6	4.6	1.42
					113.4-125.1	11.7	0.45
					126.8-136.3	9.5	0.31
					140.8-151.5	10.7	0.43
					162.2-183.5	21.3	0.36
					195.7-207.9	12.2	0.44
JW18-31	RC	90	-50	320.0	No significant assays
JW18-32	RC	90	-50	236.2	35.1-41.2	6.1	0.33
JW18-33	RC	90	-50	249.9	129.5-132.6	3.1	0.17
JW18-34	RC	90	-50	274.3	21.3-24.4	3.1	0.16
					30.5-38.1	7.6	0.23
					54.8-57.9	3.1	0.18
					64.0-68.6	4.6	0.34
					92.9-96.0	3.1	0.27
JW18-35	RC	90	-75	297.3	64.0-100.6	36.6	0.32
JW18-36	RC	90	-50	304.9	No significant assays
JW18-37	RC	90	-50	172.0	15.2-41.1	25.9	0.69
Including					16.7-22.8	6.1	1.10
JW18-38	RC	90	-50	152.4	18.3-25.9	7.6	0.15
					41.2-65.6	24.4	0.22
JW18-39	RC	90	-50	172.2	129.6-135.7	6.1	0.14
					138.7-141.8	3.1	0.18
					146.3-150.9	4.6	0.16
JW18-40	RC		-90	224.0	0-15.2	15.2	0.23

					73.1-77.7	4.6	0.16
JW18-41	RC	45	-50	307.9	9.1-15.2	6.1	0.14
					21.3-39.6	18.3	0.16
JW18-42	RC	135	-50	184.4	28.9-33.5	4.6	0.17
JW18-43	RC		-90	225.6	0-10.7	10.7	0.22
					65.5-71.6	6.1	0.34
JW18-44	RC	270	-50	300.2	21.3-60.9	39.6	0.23
					76.2-88.4	12.2	0.16
					99.1-111.3	12.2	0.41
JW18-45	RC	90	-65	282.0	45.7-56.4	10.7	0.32
					114.3-117.4	3.1	0.34
JW18-46	RC	90	-65	262.2	38.1-42.7	4.6	0.30
					48.8-67.1	18.3	0.27
					115.8-120.4	4.6	0.29
JW18-47	RC	90	-50	245.4	0-12.2	12.2	0.21
					65.5-73.1	7.6	0.22
JW18-48	RC		-90	233.8	0-25.9	25.9	0.18
JW18-49	RC	90	-50	153.9	No significant assays

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Chief Geologist commented: “Each phase of our drill program has been successful in growing the Jasperoid Wash Deposit, and it remains open in multiple directions. Core holes JW18-29 and JW18-30 helped us better define important fault and host rock control to target higher gold grades within the north-striking fault corridor. Jasperoid Wash with its down to the west displacement of the Penn-Perm host section is the mirror image of Dark Star and Dixie. A predictive exploration model is emerging, and we have kilometers of untested, altered rock within the Jasperoid Wash and Dark Star corridor.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV or American Assay Laboratories Inc. in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC, or remained with American Assay Laboratories Inc. in Sparks, NV. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific

Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities

Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com